

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Mr. David Janisch
Chief Executive Officer and Chief Financial Officer
American Laser Healthcare Corp.
220 Technology Drive
Suite 110
Irvine, California 92618

  Re: **American Laser Healthcare Corp.**
     Form 8-K
     Filed November 12, 2013
     File No. 000-54541

Dear Mr. Janisch:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Brian V. McAllister

       Brian McAllister
       Staff Accountant
       Office of Beverages, Apparel, and
       Mining